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AMERICAS

US Legal Services

J. Neil McMurdie

Counsel

(860) 723-2229

Fax: (860) 723-2216

neil.mcmurdie@us.ing.com

January 26, 2006	BY EDGARLINK

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  ReliaStar Life Insurance Company

ReliaStar Select Variable Account

Prospectus Title: Advantage SE Variable Annuity

File Nos.: 333-30614 and 811-03341

Rule 477 Filing

Ladies and Gentlemen:

On May 19, 2000, we, on behalf of ReliaStar Life Insurance Company and its ReliaStar Select Variable Account, transmitted for filing, pursuant to the Securities Act of 1933, as amended, (the "1933 Act") and the Investment Company Act of 1940, a conformed electronic format copy of Pre-Effective Amendment No. 1 on Form N-4 to the above-referenced registration statement (Accession Number 0000897101-00-000560). The filing was assigned a distinct 1933 Act file number (333-30614). Because we do not intend to make this registration statement effective and no securities were sold in connection with this registration statement, we respectfully request withdrawal of this registration statement pursuant to Rule 477 under the 1933 Act.

If you have any questions regarding this submission, please call the undersigned at 860-723-2229.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation